JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

August 1, 2024

Ms. Rebecca Marquigny
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439) Tuttle Capital Shareholders First Index ETF

Dear Ms. Marquigny:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on May 30, 2024. The comments related to Post-Effective Amendment (“PEA”) No. 131 to the registration statement of the Trust, which was filed on April 10, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of a new series of the Trust, the Tuttle Capital Shareholders First Index ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

●	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.

Response: The Trust acknowledges the points made above in the “General Comments.”

Prospectus – Fund Summary

1.	Comment: Please update the EDGAR series and class information with the Fund’s ticker symbol.

Response:  Registrant has updated this information on EDGAR.

Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
August 1, 2024

2.	Comment: Please provide the staff with the Index methodology including a list of the current components. For the top 10 holdings, include the industry, market capitalization, a brief explanation of why it is included in the Index, and an indication based on the Index methodology how it was included in the Index.

Response:  Registrant is providing the Index methodology and a list of the current constituents under separate cover. For the top 10 holdings, additional information requested by the Staff is also provided. Each of the Index constituents, including the top 10 constituents, scored “politically neutral,” i.e. in the judgment of the Index Provider, based on its research, the company’s leadership is focused on making profits and increasing shareholder value rather than efforts to support political causes (liberal or conservative) using corporate funds. In addition, each of the Index constituents, including the top 10 constituents, had a financial position score based on the nine financial metrics described in the prospectus that ranked in the top 50 of all companies that remained in the Index Universe after the determination of whether they were “politically neutral.”

3.	Comment: Please supplementally provide additional information about the nature of the Index Provider, including its experience as an index provider and any diligence the Adviser conducted regarding the Index Provider to ensure that it is an appropriate index provider.

Response:  The Adviser has informed Registrant that AJN Corporation’s founder and sole shareholder, Albert Neubert, has over 20 years of experience in the field of index creation, management and maintenance, including the creation of other indexes that involve the analysis of political and social activism by the management of companies that are potential index constituents.

4.	Comment: In footnote 1 of the Fee table, if the Fund anticipates investing in any other ETFs funds of funds, or other funds and the Fund expects acquired fund fees and expenses (“AFFEs”) to exceed one basis point, please provide an appropriate line item in the fee table. Otherwise, confirm in the response letter that we do not expect AFFE to exceed one basis point.

Response:  Registrant does not expect AFFE to exceed one basis point.

5.	Comment: With respect to footnote 2 of the Fee table, please supplementally explain the basis for estimating that the Fund will incur no other expenses for the upcoming year and how Registrant concluded that the estimate was reasonable.

Response:  Under the Investment Advisory Agreement between the Adviser and the Trust, on behalf of the Fund, the Adviser has agreed to pay most of the Fund’s operating expenses, with the exception of certain specified expenses, which are expected to be less than one basis point.

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Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
August 1, 2024

6.	Comment: Please complete the Fee Example.

Response:  Registrant will complete the Fee Example information in a 485(b)filing.

Prospectus – Principal Investment Strategies

7.	Comment: In the first paragraph under this section, please reconcile the temporary defensive positions disclosure on pages 2 and 8 with the disclosure on page 4 of the SAI, which permits temporary defensive positions in certain circumstances.

Response:  The disclosure on page 4 of the SAI relating to “Temporary Investments” has been deleted.

AJN Shareholders First Index

8.	Comment: The disclosure describes the Index as a portfolio of 50 U.S. companies that “in the opinion of the Index Provider” focus on creating shareholder value without evidence of a direct (financial) investment or indirect (social) engagement in any political agenda. It does not adequately address the priorities informing the Index Providers opinion and judgements that determine the companies remaining in the investable universe before applying the proprietary calculation that scores them and produces the list of 50 Index components.

In practical, plain English, explain how the Index Provider defines, identifies, and measures, “shareholder value” and also “distractions”. What constitutes “shareholder value?” How does the Index Provider decide whether business decisions are politically or financially motivated (e.g. transition to locally sourced resources or alternative power suppliers)? List characteristics that demonstrate a focus on “enhance[d] shareholder value” and consider offering examples that help investors recognize the Index Provider’s priorities. Give investors a more user-friendly and reasonably informed sense of the Index Provider’s selection and construction process.

Response:  The disclosure has been revised consistent with the Staff’s comment.

9.	Comment: Revise the second sentence under “The AJN Shareholders First Index” header to clarify how the Index Provider will determine the legitimacy of data drawn from “news publications, keyword internet searches, and other sources.” How does the Index Provider decide whether an information source is a “news publication” rather than propaganda? How does the Index Provider use “keyword internet search” results or weigh the utility of the data different search engines produce? What falls in the “other sources” category?

Clearly state who may submit data, how it will be used, and what procedures the Fund has in place for managing conflicts and compliance around submissions. If anyone will be compensated for submitting relevant information on a company’s political activism, disclose this and explain the circumstances and context.

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Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
August 1, 2024

Response:  The Registrant has enhanced the disclosure relating to the Index Provider’s process for identifying companies that it believes are “politically neutral.”

The Index Provider independently obtains the data used to identify “politically neutral” companies and does accept submissions of data.

10.	Comment: How does the Fund define “any politically motivated actions” and how does it determine which news and internet searches are considered? How does the Index Provider consider participation in industry groups/lobbying organizations that may engage in less obvious actions? Please supplement the prospectus disclosure to address these questions.

Response:  The disclosure has been revised consistent with the Staff’s comment.

11.	Comment: Please clarify how the Fund defines “actively traded” for purposes of identifying the largest 900 companies in the initial universe of Index constituents.

Response:  The Fund is an index fund and is not involved in determination of the companies that are included in the Index. The Index methodology treats a stock as “actively traded” if the company files annual reports on Form 10-K and has a primary listing on the NYSE or Nasdaq. The disclosure has been revised to reflect this.

12.	Comment: Unlike the description of the “proprietary quantitative financial metric scoring methodology,” the equivalent disclosure about the shareholder value scoring system provides no list of objective criteria upon which a company’s ranking is determined. Please describe the categories represented by metrics that are scored for shareholder value analysis purposes. Supplementally explain the practicalities of the process in the Registrant’s response letter. For example, how does the Index Provider ensure that the relevant metrics are measured objectively and applied consistently for companies in different industries or sectors?

Response:  Unlike the “proprietary quantitative financial metric scoring methodology, which is based upon objective, quantitative data, the determination of whether a company’s activities are “politically neutral” is more subjective and the Index Provider exercises its discretion to make this determination. In effect, the Index Provider is identifying companies in the Index Universe that in its judgment are not “politically neutral” and eliminates those companies from further consideration as Index constituents.

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Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
August 1, 2024

13.	Comment: The prospectus states that the listed financial metrics “are computed based on each security’s average over the previous rolling quarter.” Please consider rewriting this sentence to clarify how the average quarterly value for each metric is determined and the standard unit of value applied (e.g. average what over a quarter, total cash, or cash per share)? The phrase “over the previous rolling quarter” states a period of time over which the average value is calculated, what then does the word average modify? Revise for both clarity and consistency throughout.

Response:  The disclosure has been revised consistent with the Staff’s comment.

14.	Comment: Please state whether the Index is rebalanced or reconstituted in the event of a major restructuring transaction (e.g. a known private transaction, dramatic political leadership takeover, bankruptcy, change of country of domicile, etc.) that eliminated an existing Index constituent or renders the constituent inappropriate based on its fundamental characteristics and disclose the rebalancing or reconstitution rules that apply.

Response:  The disclosure has been revised consistent with the Staff’s comment.

15.	Comment: Please specifically identify the third-party calculation agent by name in the disclosure.

Response:  The disclosure has been revised consistent with the Staff’s comment.

16.	Comment: Please confirm that the licensing agreement relating to the Index (between the Adviser and the Index Provider) is included as an exhibit to the registration statement or in the Registrant’s response letter represent that the licensing agreement will be filed as an exhibit in the next amendment.

Response:  Registrant will file the licensing agreement in the next amendment.

17.	Comment: Please supplementally confirm that the Fund will not concentrate in any industries as stated in its fundamental investment policies in the SAI.

Response:  The SAI has been revised to reflect that the Fund will not concentrate in any industry or group of industries, except that the Fund will concentrate to approximately the same extent that the Index concentrates in the securities of a particular industry or group of industries. In addition, “Concentration Risk” has been added to the “Principal Risks” disclosure in the prospectus.

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Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
August 1, 2024

Prospectus- Principal Risks

18.	Comment: In the risk factor “Consumer Discretionary Sector Risk,” please affirmatively state that shareholders may sustain losses if the stated changes cause a decrease in the value of the shareholders’ investment.

Response:  The Registrant has revised the disclosure in the first paragraph under “Principal Risks” and has added additional disclosure to “Consumer Discretionary Sector Risk.” Registrant believes that these revisions adequately address the Staff’s comment.

19.	Comment: The prospectus identifies the Index as the “AJN Shareholders First Index” on pages two and eight of the prospectus, but in the disclaimer language on page 14 of the prospectus, the Index is referred to as the “AJN Shareholders First Equity Index” please reconcile the Index names.

Response:   The disclosure has been revised consistent with the Staff’s comment.

20.	Comment: We note that the Adviser’s March 21, 2024, Form ADV Part 2.A, brochure update includes three new trust relationships, lists 12 ETFs that the Adviser advises and/or co-sponsors; and adds a new bullet point stating that “[the Adviser] created the Shareholders First Index, which is referenced in certain firm marketing communications.”

Under the “Other Risk Considerations” heading, the updated brochure states that the Adviser is subject to “key man risk” based on Mr. Tuttle’s significant responsibilities as the Adviser’s owner, founder, CEO, and CIO. Accordingly, Mr. Tuttle’s key man responsibilities may compete with the Fund for his attention or create other conflicts. Please consider expanding his biography and related disclosures to address his experience and qualifications in the context of any potential conflicts and risks they may create for the Fund.

Response:  The SAI disclosure has been revised consistent with the Staff’s comment regarding “key man risk.”

21.	Comment: The Adviser’s website contains a fact sheet for the Shareholders First Index, which contains language that is similar to the language in the Fund’s prospectus. Please supplementally distinguish between the AJN Shareholders First Index and the Shareholders First Index that is described on the Adviser’s website, explain what distinguishes them, the purpose of each index, and the responsibilities and relationships between AJN Corp., the Adviser, Matthew Tuttle, and each Index.

Response:   The Shareholders First Index referenced on the Adviser’s website and the AJN Shareholders First Equity Index referenced by the Staff are different indexes. The Adviser had originally intended to create the Shareholders First Index that would have had a similar “politically neutral” focus as the AJN Shareholders First Equity Index, and the Adviser intended to offer a separately managed account service based on the Shareholder First Index. However, the Adviser determined that it would not move forward with that separately managed account service, and, as a result the index was never fully developed. . Notwithstanding, the Adviser did determine to offer an exchange-traded fund based upon the AJN Shareholders First Equity Index, which had been developed by Mr. Albert Neubert, the controlling person of AJN Corporation. There is no affiliation between the Adviser and AJN Corporation. AJN Corporation has licensed the AJN Shareholders First Equity Index to the Adviser for the purpose of establishing an exchange-traded index fund.

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Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
August 1, 2024

Registrant’s understanding is that the fact sheet referenced by the Staff has been, or is in the process of being, removed from the Adviser’s website.

22.	Comment: Please delete the last sentence of the disclaimer language on page 14 of the prospectus. Neither the Fund nor AJN Corp. can disavow the prospectus disclosure or any responsibility that may be created by violations of the federal securities laws nor suggest who has the authority to interpret any Fund-specific information presented.

Response:  The disclosure has been revised consistent with the Staff’s comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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